NR09-08

June 17, 2009

Cardero Announces 2009 Project Development Strategy

USD4 million to Advance Iron Sands, Copper and Precious Metals Projects

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to provide an update on its key projects moving forward.  Having received USD 12 million in initial payments from the sale of Pampa de Pongo Iron Deposit to Zibo Hongda Mining Co., Ltd., Cardero can now focus on its other development and exploration projects in its efforts to maximize shareholder value while it awaits the final payment of USD 88 million.

Cardero is planning an aggressive 2009 field program to advance several high priority base (iron-titanium, copper) and precious metal targets (gold) in its extensive project portfolio.

Upcoming exploration and development efforts will focus on the following key projects:

  Pampa el Toro Iron Sands, Peru – targeting a large bulk-tonnage low-OPEX iron-titanium-vanadium deposit.  An initial independent resource estimate is anticipated imminently with full-scale pilot plant melt tests scheduled to commence in July 2009.  Cardero is in discussions with major iron and steel groups and is considering both a joint venture to production scenario and a potential sale.
  Iron-Titanium Deposits, Minnesota – The Company has scheduled an independent N.I. 43-101 compliant resource estimate at the Longnose Deposit, Minnesota, USA.  Previous work by BHP stated that Longnose is “the largest, highest-grade resource of ilmenite (FeTiO3) in North America”.  The resource estimate is anticipated in late 2009.
  Organullo Gold Project, Argentina – targeting multi-million ounce gold potential.  Initial drill testing of the Organullo gold project is planned for Q3/Q4-2009.  The Company believes that historic exploration failed to adequately test this large, pervasive gold-bearing system and that it has the potential to host a large bulk tonnage gold (with accessory copper and bismuth) deposit.
  Baja Iron Oxide Copper Gold Belt – aggressive follow-up of previous drill intercepts, highlights of which include 260 metres @ 0.24% copper (within which 47 metres returned 0.74% copper and high grade replacement mineralization of 6.5 metres of 4% copper and 0.4 g/t gold).  Drilling is scheduled to commence in Q3/Q4 2009.
  In summary, as the global markets continue their recovery over the coming months, the Company will continue to work to enhance the value of its asset base with a view to attracting high quality partners to join Cardero in their development.  In its effort to maximize shareholder value, the Company will selectively deploy some of the capital it receives from the sale of Pampa de Pongo in support of particularly high potential opportunities.

Iron – Titanium Portfolio

Iron Sands Project - Peru

The initial independent N.I. 43-101 compliant resource estimate by SRK Consulting Engineers is due imminently.  The Company is very confident of a developing a large bulk tonnage iron-titanium-vanadium resource.

Metallurgical test-work, being undertaken at the National Testing Laboratory’s ‘state-of-the-art’ laboratory and testing facilities in Oregon, USA, is progressing successfully and according to design.  To date, high-quality Pig Iron has been produced at a bench-scale level.  Based on these favourable results the Company is progressing to a full-scale melt test of approximately 40 tonnes of ‘run-of mine’ iron concentrates produced from the central portion of the Iron Sands deposit.  The full-scale melt test is scheduled to commence in early July and will take approximately 4 to 6 weeks to complete.

The Company is currently in preliminary discussions with several major iron and steel groups with respect to the Iron Sands project, although there can be no assurance that such discussions will lead to an agreement for the sale or joint venture of the project.  The Company believes that the combination of potential low CAPEX, low OPEX and a quick time to market - offering the potential opportunity to generate significant near to medium term cash flow - make the projected economics of the project highly attractive.  Accordingly, the Company will evaluate very carefully any sale or JV proposal with a view to determining the best way to create and enhance long-term shareholder value.

Iron – Titanium Deposits – USA

Cardero is currently finalizing 2009 field work plans and engineering studies in order to advance its Longnose Iron – Titanium deposit in Minnesota, USA.  Previous work by BHP Minerals, a precursor to BHP Billiton (the world’s largest mining conglomerate), estimated 27.57 million tonnes at 21.3% titanium dioxide (TiO2) that they classified as a probable reserve.  A global resource was estimated at approximately 45.36 million tonnes which remains open.  During this period BHP stated that Longnose is “the largest known resource (of over 46% FeTiO3 ilmenite) in North America with over 27 million tonnes identified”.

This historical resource estimate is considered relevant by the Company, both for the purposes of the Company’s decision to acquire the property and to guide the Company in formulating an exploration program for the property.  However, the Company cautions that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Company is not treating such resources as a current resource under NI 43-101.  Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Future work programs will seek to verify the historical resources.  The 2009 program will include re-sampling, re-analysis and an independent 43-101 resource calculation, which will be completed by SRK Consulting (Canada) Inc.  In parallel with this work, planned metallurgical work will build on work previously completed by Pickands-Mather, Hazen Research and the Natural Resources Research Institute (NRRI).  Results are anticipated in the third quarter of 2009.

Gold Projects

Organullo Bulk Tonnage Gold Prospect – Argentina

The 100% owned 6,100-hectare Organullo property is located in Salta Province, NW Argentina.  The Company is targeting a large potential gold system where geological features share similarities with deeper, structurally controlled epithermal gold mineralization at El Indio in Chile.  The Company believes that historic exploration failed to adequately test this large, pervasive gold-bearing system and that it has the potential to host a large bulk tonnage gold (with accessory copper and bismuth) deposit.

Earliest recorded work in the area of the Organullo property comes from reports of small-scale production from the Julio Verne mine during the 1930’s.  Mining activity focussed on 2 high-grade sub-parallel veins with concentrates reported to average between 10-20 g/t gold, 8.2% copper and 12.5% bismuth.  Most recently, in 1994-1995, Triton Mining Corp. and Northern Orion Explorations, Ltd. jointly conducted a mapping and prospecting campaign and completed a 17-hole, 3,295 metre RC exploration drill program.  This was followed with a 6-hole diamond drill program in 1997 and an additional 12-hole RC drill program in 1999 by Northern Orion Exploration.  Despite the aggressive historic drilling, it appears that most of those holes were oriented parallel to mineralized structures and consequently either missed completely the main target structure identified at the Julio Verne mine or provided intersections that are not representative.  In addition, recoveries were very poor, on the order of 20-30%, due to loss of potentially mineralized clay rich zones and high groundwater saturation.

Potential remains open at depth below the Julio Verne workings, along strike of known mineralization and along postulated parallel structures that remain untested.

Textures, geochemistry, host rocks and alteration assemblages are consistent with high sulphidation styles of epithermal mineralization that host prolific gold mineralization elsewhere in the central Andes.  Detailed structural and alteration surveys are planned to examine the extent of hydrothermal fluid activity on the property associated with epithermal mineralization; and to test the potential for large Bajo de la Alumbrera or El Salvador-style porphyry deposits at depth.  Initial drill testing is scheduled to occur in late Q3 – early Q4 2009.

Copper – Gold Projects

Baja Iron Oxide Copper Gold (IOCG) Belt

Recent structural re-interpretation and analysis has successfully developed multiple bulk tonnage copper-gold targets on the Company’s Baja Iron Oxide Copper Gold project.  Previous exploration by Anglo American and Cardero successfully intersected locally productive and large pervasive IOCG systems at the Picale and San Fernando prospects.

Drill highlights ranged from 260 – 280 metres @ 0.2 to 0.24% copper & 19% iron within which higher grade intervals occur ranging from 31 to 47 metres at 0.96 to 0.74% copper at San Fernando.  At Picale previous exploration drilling by Cardero intersected high grade mineralization in a flat lying replacement body – highlights include 6.5 metres @ 4% copper and 0.4 g/t gold.  Future exploration is scheduled to occur in Q3 of 2009 and will test bulk tonnage copper targets at the San Fernando, San Jose and Santa Maria prospects.

Qualified Person

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Business Development and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Dr. Cruise is not independent of the Company as he is an employee and shareholder.

About Cardero Resource Corp.

While Cardero maintains its focus to realise the considerable value it believes is locked in its significant iron ore assets in the Marcona District of southern Peru, the Company also plans exploration and evaluation of its copper, gold and titanium projects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the completion of the sale of Pampa de Pongo and the anticipated receipt of the USD 88 million balance of the purchase price for Pampa de Pongo from Hongda, the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of future metallurgical testing on material from Pampa el Toro and the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa el Toro project are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, the failure of Hongda to obtain the required Chinese governmental approvals to proceed with the purchase, the determination by either the Company or Hongda not to proceed with the Pampa de Pongo purchase agreement and other risks and uncertainties disclosed in the Company’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.